Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of New Media Investment Group Inc. for the registration of common stock, preferred stock, depositary shares, and warrants and to the incorporation by reference therein of our reports dated February 28, 2018, with respect to the consolidated financial statements and schedule of New Media Investment Group Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of New Media Investment Group Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Rochester, New York
April 5, 2018